EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009

Net income	$(2,768)	$1,449
Weighted average common shares outstanding for computation of basic EPS	12,625,968	12,651,676
Dilutive common-equivalent shares	--	337
Weighted average common shares for computation of diluted EPS	12,625,968	12,652,013

Earnings per common share:
Basic	$(0.22)	$0.11
Diluted	$(0.22)	$0.11

	Six Months Ended
	March 31, 2010	March 31, 2009

Net income	$(1,654)	$2,424
Weighted average common shares outstanding for computation of basic EPS	12,619,455	12,668,741
Dilutive common-equivalent shares	--	5,074
Weighted average common shares for computation of diluted EPS	12,619,455	12,673,815

Earnings per common share:
Basic	$(0.13)	$0.19
Diluted	$(0.13)	$0.19